CONTACT:       CSX                 Kekst and Company
                        Thomas E. Hoppin    Richard Wolff
                        (804) 782-1450      (212) 593-2655


         FOR IMMEDIATE RELEASE

                    CSX CORPORATION SUCCESSFUL IN TENDER OFFER
                                FOR CONRAIL SHARES


         RICHMOND, VIRGINIA, NOVEMBER 21, 1996 -- CSX Corporation (CSX) (NYSE: CSX) today announced that its cash tender offer by its subsidiary for shares of Conrail Inc. (NYSE: CRR) at a price of $110 per share was oversubscribed. The offer expired at midnight Eastern time on Wednesday, November 20, 1996.

         Based on a preliminary count from the depositary for the offer, approximately 76,629,202 shares have been tendered, of which approximately 50,497,768 have been tendered by notice of guar-anteed delivery. CSX's subsidiary, Green Acquisition Corp., accepted for payment 17,860,124 Conrail shares sought in the offer, which represents approximately 19.9% of the outstanding voting shares of Conrail. The preliminary proration factor under the offer is 23% for all Conrail shares tendered. The final proration factor is expected to be announced on or about November 27, 1996, and it is expected that payment for the shares that have been accepted will commence promptly thereaf-ter.

         John W. Snow, CSX Corporation's chairman, president and chief executive officer, said, "With the successful completion of this tender offer, we move another step closer to completing the strategic merger of Conrail and CSX and realizing the sub-stantial benefits that this combination will bring."

         CSX Corporation, headquartered in Richmond, Va., is an interna-tional transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge, and contract logistics management services.

         Conrail, with corporate headquarters in Philadelphia, Pa., op-erates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Prov-ince of Quebec.

         Additional information regarding this announcement can be found on the companies' Web sites on the Internet. CSX's home page can be reached at http//www.CSX.com. Conrail's home page can be reached at http://www.CONRAIL.com.

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